Exhibit 99.1

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Dear Shareholder:

We cordially invite you to attend the Annual General Meeting of Shareholders (the “Meeting”) of Kamada Ltd. (the “Company”) to be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, August 5, 2026, at 4:00 p.m. (Israel time), for the following purposes:

(1)	To re-elect seven directors (who are not external directors) to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company.

(2)	To re-elect two external directors, within the meaning of the Israeli Companies Law, 5759-1999 (the “Companies Law”), each for a second three-year term.

(3)	To approve the grant of options to each of the director nominees and external director nominees, subject to their respective re-election under Proposals 1 and 2.

(4)	To approve an amendment to the U.S. Taxpayers Appendix to the Company’s 2011 Israeli Share Award Plan to increase the aggregate number of ordinary shares reserved thereunder for issuance upon exercise of incentive stock options, in accordance with U.S. tax law.

(5)	To ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026, and for such additional period until our next annual general meeting of shareholders.

In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2025.

Our Board of Directors recommends a vote “FOR” the re-election of each of the director nominees and external director nominees set forth in Proposals 1 and 2, respectively, and each of the other proposals described in the attached Proxy Statement.

Shareholders of record at the close of business on June 23, 2026 (the “Record Date”), are entitled to notice of and to vote at the Meeting. You are also entitled to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that was a shareholder of record at the close of business on the Record Date or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. All shareholders are cordially invited to attend the Meeting in person, but only shareholders as of the Record Date are entitled to vote at the Meeting.

If you are a shareholder of record, you can vote either by mailing in your proxy or in person by attending the Meeting. If voting by proxy, we will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the appointed time of the Meeting. If you attend the Meeting, you may revoke your proxy (if previously submitted) and vote in person. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee and you wish to vote in person at the Meeting, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If you are a beneficial owner of shares registered in the name of a member of the TASE and wish to vote, either by proxy or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 2000. Such certification may be obtained at the TASE member’s offices or may be sent to the shareholder by mail (subject to payment of the cost of mailing), at the election of the shareholder, provided that the shareholder’s request is submitted with respect to a specific securities account. Shareholders who hold shares through members of the TASE may also vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

The presence (in person, by proxy or via the ISA’s electronic voting system) of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of our Company’s voting rights within half an hour from the time designated for the Meeting will constitute a quorum at the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person or by proxy or via the ISA’s electronic voting system) will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

The last date for submitting a request to include a proposal in accordance with Section 66(b) of the Companies Law is June 25, 2026. Shareholders may review the full version of the proposed resolutions in the Proxy Statement, as well as the accompanying proxy card, via the website of the U.S. Securities and Exchange Commission at www.sec.gov, via the ISA’s electronic filing system at http://www.magna.isa.gov.il, or via the TASE’s website at http://maya.tase.co.il, and also at our offices upon prior notice and during regular business hours (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-8-9406472), until the date of the Meeting. Our Company’s representatives are Mr. Nir Livneh, our Vice President, General Counsel and Corporate Secretary, and Mr. Moshe Hazan, our Legal Counsel (2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Tel: +972-733-321705).

Sincerely,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

June 18, 2026

KAMADA LTD.
2 Holzman Street
Weizmann Science Park
P.O. Box 4081
Rehovot 7670402, Israel

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Kamada Ltd. (“we,” “us,” “our,” or the “Company”) to be voted at the Annual General Meeting of Shareholders (the “Meeting”), and at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held at our offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel, on Wednesday, August 5, 2026, at 4:00 p.m. (Israel time).

Purpose of the Annual General Meeting

At the Meeting, shareholders will be asked to consider and vote upon the following: (1) the re-election of seven directors (who are not external directors) to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company; (2) the re-election of our two external directors, within the meaning of the Israeli Companies Law, 5759-1999 (the “Companies Law”), each for a second three-year term; (3) the approval of the grant of options to each of the director nominees and external director nominees, subject to their respective re-election under Proposals 1 and 2; (4) the approval of an amendment to the U.S. Taxpayers Appendix to the Company’s 2011 Israeli Share Award Plan to increase the aggregate number of ordinary shares reserved thereunder for issuance upon exercise of incentive stock options, in accordance with U.S. tax law; and (5) the ratification and approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026 and for such additional period until our next annual general meeting of shareholders. In addition to considering and voting on the foregoing proposals, representatives of our management will be available at the Meeting to review and discuss with shareholders our consolidated financial statements for the year ended December 31, 2025.

We are not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment and recommendation of the Board of Directors.

Recommendation of the Board of Directors

Our Board of Directors recommends a vote FOR the re-election of each of the director nominees and the external director nominees set forth in Proposals 1 and 2, respectively, and each of the other proposals set forth in this Proxy Statement.

Who Can Vote

You are entitled to notice of, and to vote in person or by proxy at, the Meeting, if you are a holder of record of our ordinary shares as of the close of business on June 23, 2026 (the “Record Date”). You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on the Record Date, or which appeared in the participant listing of a securities depository on that date, and if you held your shares through the Tel Aviv Stock Exchange (“TASE”) on that date. See below “How You Can Vote.”

How You Can Vote

●	Shares Traded on Nasdaq

o	Voting in Person. If your shares are registered directly in your name with our transfer agent, Equiniti Trust Company LLC, or in our register of shareholders (i.e., you are a “registered shareholder”), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e., your shares are held in “street name”), you are also invited to attend the Meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a “legal proxy” from your broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares at the Meeting.

o	Voting by Proxy. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, if your shares are held in “street name,” by following the voting instructions provided by your broker, bank trustee or nominee. We will generally not be able to include your vote in the tally of ordinary shares voted at the Meeting unless your proxy is received by our transfer agent or at our registered office in Israel at least 48 hours prior to the designated time for the Meeting. Upon receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or if directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted in accordance with the recommendations of our Board of Directors.

●	Shares Traded on TASE

o	Voting in Person or by Proxy. Shareholders who hold shares through members of the TASE may vote in person or through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of their identity card, passport or certificate of incorporation, as the case may be, to the Company’s office in Israel. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy, must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares as of the Record Date (“Ownership Certificate”), which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000. Generally, a proxy (together with the Ownership Certificate) must be received at our registered office in Israel at least 48 hours prior to the designated time for the Meeting to be included in the tally of ordinary shares voted at the Meeting.

o	Voting Electronically. Shareholders who hold shares through members of the TASE may vote electronically via the electronic voting system of the Israel Securities Authority (“ISA”) up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Change or Revocation of Proxy

If you are a shareholder of record, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to our General Counsel and Corporate Secretary, by granting a new proxy bearing a later date, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

If your shares are held in “street name,” you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

If you are a beneficial owner of shares registered in the name of a member of the TASE, you may change your vote (i) by attending the Meeting and voting in person, by presenting a valid Ownership Certificate as of the Record Date; (ii) by delivering a later-dated duly executed proxy, together with a valid Ownership Certificate as of the Record Date, to the Company’s registered office in Israel at least 48 hours prior to the designated time for the Meeting, or (iii) by following the relevant instructions for changing your vote via the ISA’s electronic voting system by no later than six hours before the time set for the Meeting.

Quorum

The presence (in person, by proxy or via the ISA’s electronic voting system), of two or more shareholders holding or representing, in the aggregate, at least twenty-five percent of the Company’s voting rights within half an hour from the time designated for the Meeting will constitute a quorum at the Meeting. If within half an hour from the time designated for the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. Any number of shareholders present (in person, by proxy or via the ISA’s electronic voting system), will constitute a quorum at the adjourned meeting. This notice will serve as notice of such reconvened meeting if no quorum is present at the original date and time and no further notice of the reconvened meeting will be given to shareholders.

Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur for a particular proposal when brokers that hold their customers’ shares in street name, sign and submit proxies for such shares (in which case they are considered present for purposes of determining the presence of a quorum at the Meeting), but do not have the discretionary authority to vote on such particular proposal. Brokers that have not received voting instructions from their customers may vote such shares, as the holders of record, on “routine” matters but not on “non-routine” matters.

Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

Vote Required for Approval of the Proposals

Each ordinary share entitles the holder to one vote.

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person, by proxy or via the ISA’s electronic voting system, entitled to vote and voting on the matter (excluding abstentions), is required to elect each of the director nominees and the external director nominees set forth in Proposals 1 and 2, respectively, and to approve the other proposals.

In addition, approval of the election of each of the two external directors under Proposal 2 is also subject to the satisfaction of one of the following additional voting requirements (the “Special Majority”): (i) a majority of the shares held by shareholders who are not controlling shareholders (within the meaning of the Companies Law) and shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal (for purposes of Proposal 2, “personal interest” refers only to a personal interest that is related to a relationship with a controlling shareholder), present in person, by proxy or via the ISA’s electronic voting system, and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

In addition, approval of Proposal 3 (with respect to the option grant to Mr. Ishay Davidi, a director and our controlling shareholder) is also subject to the satisfaction of one of the following additional voting requirements: (i) a majority of the shares held by shareholders who do not have a personal interest (within the meaning of the Companies Law) in the proposal, present in person, by proxy or via the ISA’s electronic voting system, and voting on the matter at the Meeting (excluding abstentions), voted in favor of the proposal, or (ii) the total number of shares voted against the proposal by shareholders referred to in clause (i) does not exceed two-percent (2%) of our outstanding voting rights.

Under the Companies Law, each shareholder voting on Proposal 2 (with respect to the election of each of the two external directors) and Proposal 3 (with respect to the option grant to Mr. Ishay Davidi) is required to inform us prior to voting on the proposals at the Meeting, whether or not the shareholder has a “personal interest” in such proposals (for purposes of Proposal 2, only a personal interest that is related to a relationship with a controlling shareholder); otherwise, a shareholder’s vote will not be counted for the purposes of such proposals. However, pursuant to regulations promulgated under the Companies Law, a shareholder who signs and returns a proxy card will be deemed to have confirmed that such shareholder, and any related party of such shareholder, does not have a “personal interest” in Proposals 2 and 3 (for purposes of Proposal 2, “personal interest” refers only to a personal interest that is related to a relationship with a controlling shareholder), unless the shareholder has delivered a written notice to the Company notifying otherwise no later than 10:00 a.m. (Israel time) on August 5, 2026. Any such written notice must be sent to the Company via registered mail at the Company’s offices at 2 Holzman Street, Weizmann Science Park, Rehovot, Israel; Attention: Vice President, General Counsel and Corporate Secretary. All other shareholders voting on such proposals are required to indicate via the ISA’s electronic voting system, or, if voting in person at the Meeting, inform us prior to voting on the matter at the Meeting, whether or not the shareholder has a personal interest in such proposals; otherwise, any such shareholder’s vote will not be counted for the purposes of such proposals.

Under the Companies Law, a “personal interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any of the shareholder’s relatives (i.e., spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing); and (b) a company with respect to which the shareholder or any of the shareholder’s relatives (as defined above) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. Under the Companies Law, in the case of a person voting by proxy, “personal interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

In tabulating the voting results for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count towards the vote tally for a given proposal.

Solicitation of Proxies

Proxies will be solicited by mail and may also be solicited in person, by telephone or electronic communication, by our directors, officers and employees. We will bear the cost of soliciting proxies from our shareholders. We will reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses in accordance with the regulations of the U.S. Securities and Exchange Commission (the “SEC”) concerning the sending of proxies and proxy material to the beneficial owners of our shares.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth certain information as of May 31, 2026 (unless otherwise indicated below) regarding the beneficial ownership by (i) each person known to us to beneficially own more than 5% of our outstanding ordinary shares; (ii) each of our current directors and director nominees; and (iii) all of our current directors and executive officers as a group.

The percentage of beneficial ownership of our ordinary shares is based on 57,694,272 ordinary shares outstanding as of May 31, 2026. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting power or investment power with respect to securities. Ordinary shares subject to options that are currently exercisable or exercisable within 60 days of the date of the table are deemed to be outstanding and beneficially owned by the person holding such options for the purpose of computing the number of shares beneficially owned by such shareholder. Such shares are also deemed outstanding for purposes of computing the percentage ownership of the person holding the options. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person or entity.

Except as described in the footnotes below, we believe each shareholder has voting and investment power with respect to the ordinary shares indicated in the table as beneficially owned.

	Ordinary Shares Beneficially Owned
Name	Number	Percentage
5% or Greater Shareholders
FIMI Funds(1)	22,084,287	38.28%
The Phoenix Holdings Ltd.(2)	3,893,110	6.75%
Leon Recanati(3)	3,481,937	6.03%
Directors
Lilach Asher-Topilsky(4)	49,000	*
Uri Botzer(5)	22,500	*
Ishay Davidi(6)	22,133,287	38.33%
Karnit Goldwasser(7)	49,000	*
Lilach Payorski(8)	22,500	*
Leon Recanati(3)	3,481,937	6.03%
David Tsur(9)	656,929	1.13%
Prof. Benjamin Dekel(10)	8,000	*
Assaf Itshayek(11)	8,000	*
Directors and executive officers as a group (20 persons)(12)	27,252,278	46.42%

*	Less than 1% of our ordinary shares.

(1)	Based solely upon, and qualified in its entirety with reference to, Amendment No. 3 to Schedule 13D filed with the SEC on September 7, 2023. According to the Statement, (A) (i) includes 4,421,909 ordinary shares directly owned by FIMI Opportunity Fund 6, L.P. and 5,030,799 ordinary shares directly owned by FIMI Israel Opportunity Fund 6, Limited Partnership (together, the “FIMI 6 Funds”) and (ii) the 9,452,708 ordinary shares held by the FIMI 6 Funds are indirectly beneficially owned by FIMI 6 2016 Ltd. (“FIMI 6”), which serves as the managing general partner of the FIMI 6 Funds, and Or Adiv Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 6; (B) (i) includes 4,911,158 ordinary shares directly owned by FIMI Opportunity 7, L.P. and 7,720,421 ordinary shares directly owned by FIMI Israel Opportunity Fund 7, Limited Partnership (together, the “FIMI 7 Funds”) and (ii) the 12,631,579 ordinary shares held by the FIMI 7 Funds are indirectly beneficially owned by FIMI 7 2016 Ltd. (“FIMI 7”), which serves as the managing general partner of the FIMI 7 Funds, and O.D.N Seven Investments Ltd., a company controlled by Mr. Ishay Davidi, which controls FIMI 7; and (C) the 22,084,287 ordinary shares held by the FIMI 6 Funds and the FIMI 7 Funds are indirectly beneficially owned by Mr. Ishay Davidi. Information included in this footnote does not include 49,000 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table.

(2)	Based solely upon, and qualified in its entirety with reference to, the notice submitted by The Phoenix Holdings Ltd. (the “Phoenix”) to the Company with respect to its holdings as of March 31, 2026. According to the notice, the securities are beneficially owned by various entities directly or indirectly controlled by the Phoenix, each of which operates under separate management and exercises independent judgment with respect to voting and investment decisions.

(3)	Mr. Recanati (i) directly holds 631,145 ordinary shares and (ii) beneficially owns 1,455,458 ordinary shares through Gov Financial Holdings Ltd. and 1,346,334 ordinary shares through Insight Capital Ltd., both of which are wholly owned by Mr. Recanati. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Recanati that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.91 (or $7.44) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(4)	Subject to options to purchase 49,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 20.91 (or $7.44) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(5)	Subject to options to purchase 22,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 16.57 (or $5.90) per share, which expire on June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(6)	Includes (i) 22,084,287 ordinary shares indirectly beneficially owned through the FIMI 6 Funds and FIMI 7 Funds, and (ii) 49,000 ordinary shares subject to options held directly by Mr. Ishay Davidi that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.91 (or $7.44) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options held by Mr. Ishay Davidi that are not exercisable within 60 days of the date of the table.

(7)	Subject to options to purchase 49,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.91 (or $7.44) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(8)	Subject to options to purchase 22,500 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 18.58 (or $6.61) per share, which expire on June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(9)	Mr. David Tsur directly holds 607,929 ordinary shares. In addition, includes options to purchase 49,000 ordinary shares directly held by Mr. Tsur that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 20.91 (or $7.44) per share, which expire between September 25, 2026 and June 22, 2029. Does not include 7,500 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(10)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 18.93 (or $6.73) per share, which expire on March 7, 2030. Does not include 8,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(11)	Subject to options to purchase 8,000 ordinary shares that are currently exercisable or exercisable within 60 days of the date of the table, at an exercise price of NIS 18.93 (or $6.73) per share, which expire on March 7, 2030. Does not include 8,000 ordinary shares subject to unvested options that are not exercisable within 60 days of the date of the table.

(12)	Includes 109,140 ordinary shares held by the Company’s executive officers. In addition, includes options to purchase 1,017,985 ordinary shares held by executive officers that are currently exercisable or exercisable within 60 days of the date of the table, at a weighted average exercise price of NIS 18.59 (or $6.62) per share, which expire between February 11, 2027 and December 10, 2035. In addition, for certain information regarding the directors’ beneficial ownership, see footnotes (1)-(11).

Compensation of Executive Officers

For information regarding compensation paid to our directors and officers with respect to 2025, including compensation incurred by us in relation to our five most highly compensated office holders (within the meaning of the Companies Law) for the year ended December 31, 2025, see “Item 6.B. Directors, Senior Management and Employees — Compensation— Compensation of Covered Executives” of our annual report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 11, 2026 (which we refer to as our “2025 Form 20-F”). Item 6.C. of our 2025 Form 20-F (Board Practices) contains additional information regarding our Board of Directors, its committees and our corporate governance practices. We encourage you to review those portions of our 2025 Form 20-F.

PROPOSAL 1
RE-ELECTION OF DIRECTORS
(Item 1 on the Proxy Card)

Background

Under our Articles of Association, the number of directors on our Board of Directors shall be no less than five and no more than 11 (including external directors). Our Board of Directors is currently comprised of nine directors: Mrs. Lilach Asher-Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati and Mr. David Tsur, all of whom were elected to serve in such capacity at our 2025 annual general meeting of shareholders, and Prof. Benjamin Dekel and Mr. Assaf Itshayek, who were elected to serve as external directors, within the meaning of the Companies Law, each for an initial three-year term, at our extraordinary general meeting of shareholders held in August 2023. Each of our directors (other than our external directors) generally holds office until the first annual general meeting of shareholders following his or her appointment (unless the tenure of such director expires earlier, or a director is removed from office pursuant to the Companies Law).

Each of our currently serving directors (other than our external directors, whose re-election is proposed under Proposal 2) is standing for re-election at the Meeting, to hold office until our next annual general meeting of shareholders and until his or her successor is elected and qualified, subject to our Articles of Association and applicable law. Our Board of Directors has affirmatively determined that each of Mrs. Lilach Asher-Topilsky, Mr. Uri Botzer, Mr. Ishay Davidi, Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati, Mr. David Tsur, Prof. Benjamin Dekel and Mr. Assaf Itshayek is an “independent director” as defined under the Nasdaq Listing Rules. Accordingly, subject to shareholder approval of the re-election of the above director nominees under this Proposal 1 and the re-election of our external directors under Proposal 2, our Board of Directors will consist of nine members, all of whom satisfy the independence requirements of the Nasdaq Listing Rules.

In accordance with the Companies Law, each of the director nominees has certified to us that he or she meets all the requirements of the Companies Law for election as a director of a public company, possesses the necessary qualifications and is able to dedicate sufficient time to fulfill his or her duties as a director of the Company, taking into consideration our Company’s size and special needs.

Nominees for Director

The following biographical information is provided with respect to each director nominee based on our records and information provided to us by each nominee.

Lilach Asher-Topilsky has served as a member of our Board of Directors since December 2019, as the Chair of our Board of Directors since August 2020, served as a member of our Compensation Committee from August 2020 until August 2023 and serves as a member of our Strategy Committee (as the Chair of the Strategy Committee since November 2023). Ms. Asher-Topilsky has been a Senior Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since December 2019. Ms. Asher-Topilsky currently serves as the chair of the board of directors of Rimoni Industries Ltd. (TASE), SOS Ltd. Elyakim Ben Ari Group Ltd., Amal and Beyond Ltd. and Marom Dolphin Ltd. and as a director at Amiad Water Systems Ltd. (AIM), Ashot Ashkelon Industries Ltd. (TASE) and Tel Aviv University. Prior to joining FIMI, Ms. Asher-Topilsky served as the President and CEO of Israel Discount Bank (TASE), one of the leading banking groups in Israel, as the Chairman at IDBNY BANKCORP and as a director at IDB Bank New York from 2014 – 2019. Ms. Asher-Topilsky also served as the Chairman of Mercantile Bank from 2014 – 2016. Before that, Ms. Asher-Topilsky served as a member of the management of Bank Hapoalim (TASE) as Deputy CEO & Head of Retail Banking Division (2009 – 2013) & Head of Strategy & Planning Division (2007 – 2009). Ms. Asher-Topilsky served as a Strategy Consultant at The Boston Consulting Group (BCG, Chicago 1997 – 1998) and at Shaldor Strategy Consulting (Israel 1995 – 1996). Ms. Asher-Topilsky holds an M.B.A. degree from Kellogg School of Management, Northwestern University, Chicago, USA (1997) and a B.A. degree in Management and Economics from Tel Aviv University, Israel (Magna Cum Laude, 1994).

Uri Botzer has served as a member of our Board of Directors since December 2022 and serves as a member of our Strategy Committee. Mr. Botzer has been a Partner in the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 2019. Mr. Botzer currently serves as a director at Marom Dolphin Ltd. and Simplivia Healthcare Ltd. Prior to joining FIMI, Mr. Botzer served as a lawyer at FISCHER (FBC & Co.). Mr. Botzer holds a B.A. degree in Business Administration and a LL.B. (Bachelor of Law), Cum Laude, from Reichman University, Herzliya.

Ishay Davidi has served on our Board of Directors since December 2019. Mr. Davidi is the Founder and has served as Chief Executive Officer of the FIMI Opportunity Funds, Israel’s largest group of private equity funds, since 1996. Mr. Davidi currently serves as the Chairman of the Board of Directors of Polyram Plastic Industries Ltd. (TASE), Ashot Ashkelon Industries Ltd. (TASE), and Bio-Lab Ltd. Mr. Davidi also serves as a director of Bet Shemesh Engines Ltd. (TASE), C. Mer Industries Ltd. (TASE), Rekah Pharmaceutical Industries (TASE), SOS Ltd., GreenStream Ltd., Amiad Water Systems Ltd. (AIM), Rimoni Industries Ltd. (TASE), Elyakim Ben-Ari Group Ltd., Amal and Beyond Ltd., Carmex Precision Tools Ltd. and Gat Fertilizers Ltd. Mr. Davidi previously served as the Chairman of the board of directors of Infinya Ltd. (TASE), Inrom, Retalix (previously traded on NASDAQ and TASE) and Tefron Ltd. (NYSE and TASE) and as a director of PCB Technologies Ltd. (TASE), Gilat Satellite Networks Ltd. (NASDAQ and TASE), Pharm Up Ltd (TASE), Ham-Let Ltd. (TASE), Ormat Industries Ltd. (previously traded on TASE), Lipman Electronic Engineering Ltd. (NASDAQ and TASE), Merhav Ceramic and Building Materials Center Ltd. (NASDAQ and TASE), Orian C.M. Ltd. (TASE), Ophir Optronics Ltd., Overseas Commerce Ltd. (TASE), Scope Metals Group Ltd. (TASE), Tadir-Gan (Precision Products) 1993 Ltd. (TASE) and Formula Systems Ltd. (NASDAQ and TASE). Prior to establishing FIMI, from 1993 until 1996, Mr. Davidi was the Founder and Chief Executive Officer of Tikvah Fund, a private Israeli investment fund. From 1992 until 1993 Mr. Davidi served as the Chief Executive Officer of Zer Science Industries Ltd. Mr. Davidi holds an M.B.A. degree from Bar Ilan University, Israel, and a B.Sc. degree, with honors, in Industrial Engineering from the Tel Aviv University, Israel.

Karnit Goldwasser has served on our Board of Directors since December 2019 and served as a member of our Audit Committee and Compensation Committee from January 2020 until August 2023. Ms. Goldwasser serves as an independent consultant and environmental engineer for various agencies and organizations. Ms. Goldwasser is a director at Delek San Recycling Ltd. (since December 2016). Ms. Goldwasser previously served as a director at ELA Recycling Corporation (2015 – September 2021), Orian DB Schenker (2017 – 2020) and at the government-owned Environmental Services Company Ltd., as chair of the Safety Committee (2010 – 2016) and as a member of the Tel Aviv-Jaffa City Council, holding the environmental portfolio (2013 – 2016). Ms. Goldwasser also served as a director in several Tel Aviv-Jaffa municipality corporations: Dan Municipal Sanitation Association, as chair of the audit committee; Tel Aviv-Jaffa Economic Development Authority; and Ganei Yehoshua Co. Ltd. Ms. Goldwasser holds a B.Sc. degree in Environmental Engineering, focusing on chemistry, mathematics and environmental engineering, a M.Sc. degree in Civil Engineering, specializing in Hydrodynamics and Water Resources, both from the Technion — Israel Institute of Technology, and a M.A. degree in Public Policy and Administration from the Lauder School of Government, Diplomacy and Strategy, IDC Herzliya. Ms. Goldwasser also completed the Directors Program at LAHAV, School of Management, Tel Aviv University.

Lilach Payorski has served on our Board of Directors since December 2021 and serves as a member of our Audit Committee. Ms. Payorski served as the Chair of our Audit Committee from December 2021 to October 2023. Ms. Payorski served as the Group Chief Financial Officer of Delta Galil Industries (TASE: DELG) from May 2024 until October 2024. Ms. Payorski served as the Chief Financial Officer of Tyto Care Ltd. from November 2022 until March 2023. Prior to that, Ms. Payorski served as the Chief Financial Officer of Stratasys Ltd. (NASDAQ: SSYS), a developer and manufacturer of 3D printers and additive solutions, from January 2017 to February 2022. From December 2012 until December 2016, Ms. Payorski served as Senior Vice President, Corporate Finance at Stratasys. From December 2009 to December 2012, Ms. Payorski served as Head of Finance at PMC-Sierra (NASDAQ: PMCS), a company operating in the semiconductors industry, which was subsequently acquired by Microsemi Corporation. Prior to that, from March 2005 to December 2009, Ms. Payorski served as Compliance Controller at Check Point Software Technologies Ltd. (NASDAQ: CHKP), a security company. Ms. Payorski also served as corporate controller at Wind River Systems (NASDAQ: WIND), a software company, which was subsequently acquired by Intel Corporation, from June 2003 to March 2005. Earlier in her career, from March 1997 to June 2003, Ms. Payorski worked as a chartered public accountant at Ernst & Young LLP, both in Israel and later in Palo Alto, CA. Ms. Payorski currently serves as the chair of the audit committee of ODDITY Ltd. (NASDAQ: ODD). Ms. Payorski also served as the chair of the audit committee of Scodix Ltd. (TASE: SCDX) and Gauzy Ltd. (NASDAQ: GAUZ). Ms. Payorski holds a B.A. degree in Accounting and Economics from Tel Aviv University. Ms. Payorski also completed the Board of Directors and Senior Corporate Officers Program at LAHAV, School of Management, Tel Aviv University.

Leon Recanati has served on our Board of Directors since May 2005, as the Chairman of our Board of Directors from March 2013 to August 2020 and served as the Chairman of our Compensation Committee from February 2019 until September 2023. Mr. Recanati currently serves as the Chairman of MadaTech, National Museum of Science Technology and Space in memory of Daniel and Mathilde Recanati. Mr. Recanati also serves as a member of the board of directors of Evogene Ltd., a computational biology and chemistry company listed on the TASE and New York Stock Exchange, and as a member of the board of directors of PV Nano Cell Ltd., a company traded on the OTC Market. Mr. Recanati is also a board member of the following private companies: GlenRock Israel Ltd., Gov, RelTech Holdings Ltd., Legov Ltd., Insight Capital Ltd., Shavit Capital Funds and Ofil Ltd. Mr. Recanati currently serves as the Chairman and Chief Executive Officer of GlenRock. Previously, Mr. Recanati was Chief Executive Officer and/or Chairman of IDB Holding Corporation Ltd., Clal Industries Ltd., Azorim Investment Development and Construction Co Ltd., Delek Israel Fuel Corporation and Super-Sol Ltd. Mr. Recanati also founded Clal Biotechnologies Industries Ltd., a biotechnology investment company operating in Israel. Mr. Recanati holds an M.B.A. degree from the Hebrew University of Jerusalem and Honorary Doctorates from the Technion — Israel Institute of Technology and Tel Aviv University.

David Tsur has served on our Board of Directors since our inception and serves as a member of our Strategy Committee. Mr. Tsur served as the Active Deputy Chairman on a half-time basis from July 2015 until December 31, 2019. Mr. Tsur served as our Chief Executive Officer from our inception until July 2015. Mr. Tsur served as the Chairman of the Board of Directors of Kanabo Ltd. (LSE) from 2018 to 2024 and as a director of BioHarvest Sciences Inc. (CSE) from 2022 to 2025. Prior to co-founding Kamada in 1990, Mr. Tsur served as Chief Executive Officer of Arad Systems and RAD Chemicals Inc. Mr. Tsur previously served as the Chairman of the Board of Directors of CollPlant Ltd., a company listed on the TASE and OTC market. Mr. Tsur has also held various positions in the Israeli Ministry of Economy and Industry (formerly named the Ministry of Industry and Trade), including Chief Economist and Commercial Attaché in Argentina and Iran. Mr. Tsur received the 2024 Lifetime Achievement Award by the Manufacturers Association of Israel for his many years of contribution to the Israeli biopharmaceutical industry. Mr. Tsur holds a B.A. degree in Economics and International Relations and an M.B.A. degree in Business Management, both from the Hebrew University of Jerusalem.

As permitted by the Nasdaq Listing Rules, we follow Israeli law and practice rather than the Nasdaq requirement for independent director oversight over our director nominations process. In accordance with Israeli law and practice, directors are recommended by our Board of Directors for election by our shareholders. Our Board of Directors reviewed the qualifications and suitability of each of the director nominees and our Board of Directors as a whole. We believe that our Board of Directors contains highly qualified and talented directors, including directors with global biopharmaceutical and financial experience. Accordingly, our Board of Directors approved the nomination of each of the director nominees.

Under a shareholders’ agreement entered into on March 6, 2013, Mr. Recanati and any company controlled by him (collectively, the “Recanati Group”), on the one hand, and Damar Chemicals Inc., TUTEUR S.A.C.I.F.I.A (companies controlled by the Hahn family) and their affiliates (collectively, the “Damar Group”), on the other hand, have each agreed to vote the ordinary shares beneficially owned by them in favor of the election of director nominees designated by the other group as follows: (i) three director nominees, so long as the other group beneficially owns at least 7.5% of our outstanding share capital, (ii) two director nominees, so long as the other group beneficially owns at least 5.0% (but less than 7.5%) of our outstanding share capital, and (iii) one director nominee, so long as the other group beneficially owns at least 2.5% (but less than 5.0%) of our outstanding share capital. In addition, to the extent that after the designation of the foregoing director nominees there are additional director vacancies, each of the Recanati Group and Damar Group have agreed to vote the ordinary shares beneficially owned by them in favor of such additional director nominees designated by the party who beneficially owns the larger voting rights in our company.

We are not aware of any reason why the nominees, if elected, would be unable or unwilling to serve as directors. Should the nominees be unavailable for election, the proxies will be voted for substitute nominees designated by our Board of Directors.

If elected at the Meeting, the director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable by us from time to time under the Second and Third Addendums to the Companies Regulations (Rules Regarding Compensation and Expense Reimbursement of External Directors), 2000 (the “Compensation Regulations”), in accordance with our Compensation Policy for Office Holders approved at our annual general meeting of shareholders held in December 2025 (the “Compensation Policy”). In addition, if elected at the Meeting and consistent with our Compensation Policy, the director nominees will continue to benefit from the indemnification and exculpation undertaking letters previously issued to each of them, as well as from directors’ and officers’ liability insurance that we procure from time to time. Additionally, at the Meeting, shareholders are being asked to approve the grant of options to each of the director nominees, subject to their respective re-election as directors at the Meeting (see Proposal 3).

Proposal

The shareholders are being asked to re-elect the seven directors named above to serve as members of our Board of Directors until our next annual general meeting of shareholders and until their respective successors are duly elected by the shareholders of the Company. Each director nominee shall be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each nominee for director named above.

PROPOSAL 2
RE-ELECTION OF EXTERNAL DIRECTORS
(Item 2 on the Proxy Card)

Background

Under the Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” must appoint at least two external directors who meet the qualification requirements in the Companies Law.

The Companies Law provides that a person may not serve as an external director if the person is a relative (as such term is defined in the Companies Law) of a controlling shareholder or if, on the date of the person’s appointment or within the preceding two years, the person or his or her relatives (as such term is defined in the Companies Law), partners, employers or anyone to whom that person is subordinate (directly or indirectly), or entities under the person’s control have or had any affiliation with the company, the controlling shareholder of the company or relative of a controlling shareholder, at the time of the appointment, or any entity that, as of the appointment date is, or at any time during the two years preceding that date was, controlled by the company or by the company’s controlling shareholder (each an “Affiliated Party”). If a company does not have a controlling shareholder or any shareholder holding 25% or more of the company’s voting rights, a person may not serve as an external director if the person has any affiliation to the chairman of the board of directors, the chief executive officer, any shareholder holding 5% or more of the company’s shares or voting rights or the most senior financial officer as of the date of the person’s appointment. The term “affiliation” generally includes: an employment relationship; a business or professional relationship maintained on a regular basis (excluding insignificant relationships); control; and service as an office holder (excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an external director following the initial public offering). The Companies Law defines “office holder” as a general manager, chief business manager, deputy general manager, vice general manager, any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title, a director and any other manager directly subordinate to the general manager. Notwithstanding the foregoing, a person may not serve as an external director if that person or that person’s relative, partner, employer, a person to whom such person is subordinate (directly or indirectly) or any entity under the person’s control has a business or professional relationship with any entity or person that has an affiliation with any Affiliated Party, even if such relationship is intermittent (excluding insignificant relationships). Additionally, any person who has received, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than compensation permitted under the Companies Law and the regulations promulgated thereunder (including indemnification or exculpation, the company’s commitment to indemnify or exculpate such person and insurance coverage), may not continue to serve as an external director.

In addition, no person may serve as an external director if the person’s positions or other affairs create, or may create, a conflict of interest with that person’s responsibilities as a director, or may otherwise interfere with such person’s ability to serve as a director, or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time an external director is appointed all current members of the board of directors, who are not the controlling shareholder or relatives of the controlling shareholder, are of the same gender, then the external director to be appointed must be of the other gender. In addition, a person who is a director of a company may not be elected as an external director of another company if, at that time, a director of the other company is acting as an external director of the first company. An external director must meet certain professional qualifications or have financial and accounting expertise, as such terms are defined under regulations promulgated pursuant to the Companies Law. At least one external director must have financial and accounting expertise. However, under the Israeli Companies Regulations (Relief for Companies whose Securities are Listed for Trading on a Stock Exchange Outside Israel), 2000 (the “Relief Regulations”), if at least one of our other directors (1) meets the independence requirements under applicable U.S. laws and the Nasdaq listing requirements for membership on the audit committee and (2) has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our external directors are not required to possess financial and accounting expertise as long as they possess the requisite professional qualifications. The board of directors determines whether a director possesses financial and accounting expertise or professional qualifications. Each committee authorized to exercise any of the powers of the board of directors is required to include at least one external director, and both the audit committee and compensation committee are required to include all of the external directors.

External directors are elected by the shareholders by the Special Majority. For details regarding the Special Majority requirements see “Vote Required for Approval of the Proposals” above.

Under Israeli law, the initial term of an external director of an Israeli public company is three years. The external director may be reelected, subject to certain circumstances and conditions, to two additional terms of three years, and as a company whose shares are listed on the TASE and a foreign exchange, our external directors may be elected to additional terms of three years each, subject to conditions set out in the Relief Regulations.

In August 2023, our shareholders approved the election of Prof. Benjamin Dekel and Mr. Assaf Itshayek as external directors, each to serve for an initial three-year term, effective as of September 7, 2023. Accordingly, at the Meeting, shareholders are being asked to approve the re-election of each of Prof. Benjamin Dekel and Mr. Assaf Itshayek, each to serve as an external director, within the meaning of the Companies Law, for a second three-year term.

Nominees for External Director

The following biographical information is provided with respect to each external director nominee based on our records and information provided to us by each nominee.

Prof. Benjamin Dekel has served as an external director (within the meaning of the Companies Law) since August 2023 and serves as a member of our Audit Committee and Compensation Committee. Prof. Dekel currently serves as the Founder and Chief Scientist of RenoVate Biopharmaceuticals Ltd., as director at Sagol Center for Regenerative Medicine, Tel Aviv University; as Vice-Dean, School of Medicine, Tel Aviv University; Chief, Pediatric Nephrology and Pediatric Stem Cell Research Institute, Sheba Medical Center; as a member of the Higher Committee on Cell and Gene Therapy, Israel Ministry of Health; and as a member of the Scientific Advisory Board, Stemrad, Ltd. From June 2009 until June 2020, Prof. Dekel served as Chief Scientist and a member of the board of directors of KidneyCure Inc. In 2011, Prof. Dekel Served as a Visiting Scholar at Stanford University. From January 2003 to January 2005, Prof. Dekel Served as a Fellow at the Weizmann Institute. Prof. Dekel holds an MD degree in Medicine from the Technion — Israel Institute of Technology and a PhD in Immunology & Transplantation Biology from the Weizmann Institute.

Assaf Itshayek has served as an external director (within the meaning of the Companies Law) since August 2023 and is the Chairman of our Audit Committee and Compensation Committee. Mr. Itshayek has over 16 years of hi-tech industry experience in senior management and finance executive positions in different industries (including online, fintech and energy). Mr. Itshayek currently serves as a member of the board of directors of GoTo Global Ltd., Qira Ltd. and Nostromo Energy Holdings Corporation. From June 2021 until October 2022, Mr. Itshayek served as the chief executive officer of NeraTech Media Ltd. Prior thereto, from November 2012 until June 2021, Mr. Itshayek was at Somoto Ltd. (TASE: SMTO), initially as the chief financial officer and from December 2017, as the chief executive officer. Prior thereto, Mr. Itshayek served as the chief financial officer of BlueSnap Inc. (from February 2011 until January 2012) and Digital Power Corporation Ltd. (from June 2009 until May 2011) and served as the corporate controller of Metalink Ltd. from June 2006 until August 2008. From December 1999 until July 2006, Mr. Itshayek served as a TMT senior audit manager at Deloitte Brightman Almagor Zohar & Co., a Firm in the Deloitte Global Network. Mr. Itshayek holds a B.A. degree in Business Administration and Accountancy from the College of Management and an M.B.A. degree from Tel Aviv University.

We are not aware of any reason why either of the external director nominees, if elected, would be unable or unwilling to serve as an external director.

If re-elected at the Meeting, the external director nominees will be paid an annual fee and per-meeting fees in the maximum amounts payable by us from time to time under the Second and Third Addendums to the Companies Regulations, in accordance with our Compensation Policy. In addition, if re-elected at the Meeting consistent with our Compensation Policy, the external director nominees will continue to benefit from the indemnification and exculpation undertaking letters previously issued to each of them, as well as from directors’ and officers’ liability insurance that we procure from time to time. Additionally, at the Meeting, shareholders are being asked to approve the grant of options to each of the external director nominees, subject to their respective re-election as external directors at the Meeting (see Proposal 3).

Proposed Resolution

The shareholders are being asked to approve the re-election of each of the external director nominees, namely Prof. Benjamin Dekel and Mr. Assaf Itshayek, each to serve as an external director, within the meaning of the Companies Law, for a second three-year term. Each external director nominee will be voted on separately.

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-election of each of the nominees for external director for a second three-year term.

PROPOSAL 3
APPROVAL OF THE GRANT OF OPTIONS TO DIRECTORS AND EXTERNAL DIRECTORS
(Item 3 on the Proxy Card)

Background

Under the Companies Law, the payment of compensation, including the grant of options, to a director, which is consistent with a company’s compensation policy, must be approved by the compensation committee, board of directors and shareholders (in that order).

The remuneration of external directors of an Israeli company is regulated by the Compensation Regulations and, for a company whose shares are listed on the TASE and a foreign exchange, such as us, also by the Relief Regulations. Under the Compensation Regulations, a company is generally required to pay its external directors cash compensation in the form of an annual fee and a per-meeting attendance fee (including for attendance at board and committee meetings) within a range of fees determined based on the company’s equity, in the manner set forth in the Compensation Regulations. If a company elects to pay an external director an annual fee and a per-meeting attendance fee within the range between the average and maximum annual fee and per-meeting attendance fees set forth in the Compensation Regulations, as we do, such compensation does not require shareholder approval.

Provided that the requirements for payment of the annual and per-meeting attendance fees are met, a company may elect to further compensate its external directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of the company’s officers and directors and must be in proportion to the securities granted to the company’s “other directors,” within the meaning of the Compensation Regulations, provided that the company has at least two “other directors.” The term “other director” generally refers to a director who is not: an external director; a controlling shareholder; an employee or service provider of the company, an entity that is a controlling shareholder of the company, or an entity controlled by a controlling shareholder of the company; or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes). The securities awarded to the external directors may not be less than the securities awarded to any “other director,” nor may the award exceed the average securities awarded to all of the “other directors.” Ms. Karnit Goldwasser, Ms. Lilach Payorski, Mr. Leon Recanati and Mr. David Tsur meet the definition of “other directors.” A nominee for external director must be informed of the compensation to be paid by the company (and, in the case of a grant of securities, also the terms of grant) prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. In addition, the compensation paid to each of a company’s external directors must be the same, regardless of the form of compensation, except that expert external directors may receive higher compensation than non-experts (provided that the compensation paid to each expert director must be the same).

Equity-based compensation awards were most recently granted to our directors (other than external directors) pursuant to the approval of our shareholders at the annual general meeting held in December 2022, and to our external directors in connection with their initial election to our Board of Directors, pursuant to the approval of our shareholders at the extraordinary general meeting held in August 2023. Such awards were granted in the form of options to purchase 30,000 ordinary shares (except that the external directors were granted options to purchase 16,000 ordinary shares, representing the same fair value as the 30,000 options granted to the other directors as of the time of their election to the Board) and were granted under a three-year equity-based compensation award plan.

During 2025 and 2026, our Compensation Committee and Board of Directors conducted a comprehensive periodic review of the equity-based compensation awards granted to our management members and our directors. Based on such review, our Compensation Committee and Board of Directors determined that, as an incentive for the activities and efforts of our management and directors, it would be appropriate and in the Company’s best interest to grant equity-based compensation to our management members and directors in the form of options, every four years (rather than every three years as previously granted to directors in 2022). Accordingly, our Compensation Committee and Board of Directors approved, subject to shareholder approval, the grant to each of the director nominees and the external director nominees, subject to their re-election at the Meeting (see Proposals 1 and 2), of options to purchase 30,000 ordinary shares. The options shall be exercisable on a net exercise basis based on an exercise price of NIS 22.87 (which exercise price is equal to the higher of (a) the average closing price of our ordinary shares on the TASE during the 30 trading days prior to the date of approval of the option grant by our Board of Directors and (b) the closing price of our ordinary shares on the TASE on the date of approval of the option grant by our Board of Directors, plus 5%). The options, if approved at the Meeting, will be granted under our 2011 Israeli Share Award Plan, as amended, and will vest over a period of four years in four equal installments, such that 25% of the options will vest on each anniversary of the grant date. The options will be exercisable for a period of 10 years following the date of grant, and all unexercised options will expire immediately thereafter.

In approving the proposed option grant, each of the Compensation Committee and the Board of Directors reviewed comparative market data relating to the equity compensation of directors at a peer group of Israeli Nasdaq-listed and dual-listed companies. In addition, the Compensation Committee and the Board of Directors determined that the proposed grant of options to the director nominees and external directors, and the terms thereof (including the value thereof as of the date of approval of such grant by each such corporate body), are consistent with our Compensation Policy.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve the grant to each director nominee and external director nominee of options to purchase 30,000 ordinary shares of the Company, with the terms and conditions set forth in Proposal 3 of the Proxy Statement for the Meeting, subject to his or her respective re-election under Proposals 1 and 2, respectively.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the grant of options to each of the director nominees and external director nominees, subject to their respective election at the Meeting.

PROPOSAL 4
APPROVAL OF AN AMENDMENT TO THE U.S. TAXPAYERS APPENDIX TO THE 2011 ISRAELI SHARE AWARD PLAN TO INCREASE THE AGGREGATE NUMBER OF ORDINARY SHARES RESERVED THEREUNDER FOR U.S. TAX PURPOSES
(Item 4 on the Proxy Card)

Background

In July 2011, we adopted our 2011 Israeli Share Option Plan and in September 2016, we amended and renamed it as the 2011 Israeli Share Award Plan (the “2011 Plan”). The 2011 Plan expired in July 2021 and in August 2021, we extended the 2011 Plan by an additional ten years, until August 9, 2031, and adopted a few additional amendments to the 2011 Plan. References below to the “2011 Plan” refer to the 2011 Plan as amended in August 2021.

Under the 2011 Plan, we are authorized to grant options and restricted shares to directors, officers, employees, consultants and service providers of our company and subsidiaries. The 2011 Plan is intended to enhance our ability to attract and retain desirable individuals by increasing their ownership interests in us. The 2011 Plan is designed to reflect the provisions of the Israeli Tax Ordinance [New Version], 1961, which affords certain tax advantages to Israeli employees, officers and directors. The 2011 Plan may be administered by our Board of Directors either directly or upon the recommendation of the Compensation Committee.

In February 2022, our Board of Directors adopted the U.S. Taxpayers Appendix to the 2011 Plan (the “US Appendix”), which provides for the grant of options and restricted shares to persons who are subject to U.S. federal income tax. The US Appendix provides for the grant to U.S. employees of options that qualify as incentive stock options (“ISOs”) under Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), which confers certain U.S. tax benefits on U.S. employees. Our shareholders approved the US Appendix at our annual general meeting held in December 2022.

The aggregate maximum number of ordinary shares that currently may be issued upon the exercise of ISOs granted under the US Appendix is 500,000 ordinary shares. As of May 31, 2026, ISOs to purchase 489,533 ordinary shares are outstanding under the US Appendix, ISOs to purchase 4,287 ordinary shares have been exercised and 56,180 ordinary shares remain available for future ISO awards under the US Appendix. Our Compensation Committee and Board of Directors believe that the total number of ordinary shares available for future ISO grants under the US Appendix is insufficient for us to retain and incentivize qualified U.S. employees as we proceed further into 2026 and beyond.

Accordingly, our Board of Directors has approved an amendment to the US Appendix to increase the aggregate maximum number of ordinary shares that may be issued upon the exercise of ISOs thereunder by 50,000 ordinary shares, such that, in the aggregate, 550,000 ordinary shares may be issued upon the exercise of ISOs under the US Appendix. By increasing the number of shares authorized for issuance upon the exercise of ISOs, we believe we will have the flexibility to continue providing equity incentives to our U.S. employees in amounts deemed appropriate by our Compensation Committee and Board of Directors.

In accordance with the exemption available to foreign private issuers under the Nasdaq Listing Rules, we do not follow the Nasdaq Listing Rules regarding the requirement to obtain shareholder approval for the adoption or material amendment of equity-based compensation plans under which stock may be acquired by officers, directors, employees, or consultants and instead follow Israeli law and practice. Under Israeli law, approval by the Board of Directors is generally required for the adoption or amendment of equity-based compensation plans. However, according to the Code, for a grant of options to qualify as an ISO within the meaning of Section 422 of the Code, among other requirements, the option must be granted pursuant to a plan that has been approved by the shareholders of the granting company within 12 months before or after the date on which the plan is adopted and, if applicable, materially amended.

Accordingly, at the Meeting, we are seeking shareholder approval of the amendment to the US Appendix to increase the aggregate number of ordinary shares reserved thereunder for issuance upon exercise of ISOs by 50,000 ordinary shares, for U.S. federal tax purposes. If this Proposal 4 is not approved by our shareholders, the US Appendix will remain in effect in its current form, but we will be unable to grant ISOs in excess of the current share limit under the US Appendix, and we anticipate that we may not have enough shares available to fund option awards to U.S. employees under the US Appendix.

For details regarding the 2011 Plan and US Appendix, see “Item 6.E. Directors, Senior Management and Employees—Share Ownership—Equity Compensation Plan” of our 2025 Form 20-F.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to Section 3 of the US Appendix to the 2011 Plan, as previously approved by the Company’s Board of Directors on October 22, 2025, increasing the aggregate maximum number of ordinary shares that may be issued upon the exercise of incentive stock options under the US Appendix from 500,000 to 550,000 ordinary shares, as required for purposes of Section 422 of the U.S. Internal Revenue Code of 1986, as amended, and Section 8 of the US Appendix.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the amendment to the US Appendix to the 2011 Plan to increase the aggregate number of ordinary shares reserved thereunder for issuance upon exercise of ISOs, in accordance with U.S. tax law.

PROPOSAL 5
RATIFICATION AND APPROVAL OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
(Item 5 on the Proxy Card)

Background

At the Meeting, shareholders will be asked to ratify and approve the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as our independent registered public accountants for the fiscal year ending December 31, 2026 and for such additional period until our next annual general meeting of shareholders, pursuant to the approval and recommendation of our Audit Committee and Board of Directors. Kost Forer Gabbay & Kasierer has no relationship with us or any of our subsidiaries except as independent registered public accountants and, from time to time and to a limited extent, as tax consultants and providers of some audit-related and other services.

The following table sets forth the aggregate fees for the professional services rendered by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, in each of the previous two fiscal years:

	Year Ended December 31,
	2025	2024
Audit Fees(1)	$420,000	$430,000
Tax Fees(2)	60,702	7,036
All Other Fees(3)	33,524	33,020
Total	$514,226	$470,056

(1)	Audit fees are aggregate fees for audit services for each of the years shown in this table, including fees associated with the annual audit and reviews of our quarterly financial results submitted on Form 6-K, the auditor attestation report on the effectiveness of our internal control over financial reporting, consultations on various accounting issues and audit services provided in connection with other statutory or regulatory filings.

(2)	Tax services rendered by our auditors in 2025 and 2024 were for compliance with tax regulation.

(3)	Other fees in 2025 mainly related to consulting services for implementation of a new costing methodology, and in 2024, mainly related to consulting services for IT upgrades.

Proposal

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders, be and hereby is ratified and approved.”

Approval Required

See “Vote Required for Approval of the Proposals” above.

Board Recommendation

The Board of Directors recommends a vote FOR the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent registered public accountants for the year ending December 31, 2026, and for such additional period until the next annual general meeting of shareholders.

REVIEW AND DISCUSSION OF CONSOLIDATED FINANCIAL STATEMENTS

In addition to considering the foregoing agenda items at the Meeting, we will also present our audited consolidated financial statements for the year ended December 31, 2025. This Item will not involve a shareholder vote.

Our audited consolidated financial statements for the year ended December 31, 2025, which form part of our 2025 Form 20-F, are available under the “Investor & Media” portion of our website at www.kamada.com or via the SEC’s website at www.sec.gov or the website of the ISA at www.magna.isa.gov.il. Shareholders may receive a hard copy of the 2025 Form 20-F containing the consolidated financial statements free of charge upon request. None of the audited consolidated financial statements, the 2025 Form 20-F nor the contents of our website form part of the proxy solicitation material.

OTHER MATTERS

Our Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of Annual General Meeting of Shareholders and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment and recommendation of the Board of Directors.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these obligations by filing reports with the SEC. Our filings with the SEC are available to the public on the SEC’s website at www.sec.gov, the ISA’s website at www.magna.isa.gov.il, the TASE’s website at http://maya.tase.co.il and under the “Investor & Media” portion of our website at www.kamada.com. The contents of our website do not form part of the proxy solicitation material.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement and related notice should not be taken as an admission that we are subject to those proxy rules.

By Order of the Board of Directors,

/s/ Lilach Asher-Topilsky
Lilach Asher-Topilsky
Chair of the Board of Directors

Date: June 18, 2026